UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                              Boundless Corporation
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                                (Name of Issuer)

                     Common Stock, $.01 par value per share
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                         (Title of Class of Securities)

                                   101706-20-8
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                                 (CUSIP Number)

                                 Oscar L. Smith
                       Unique Co-Operative Solutions, Inc.
                                    9185 Bond
                             Overland Park, KS 66214
                                 (913) 438-7190
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 4, 2001
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                                     Page 2 of 6
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CUSIP No. 101706-20-8
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            1.     Names of Reporting Persons    I.R.S. Identification Nos. of
                   above persons (entities only).
                   UNIQUE CO-OPERATIVE SOLUTIONS, INC.
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            2.     Check the Appropriate Box if a Member of a Group
                   (See Instructions)
                    (a)    [    ]
                    (b)    [    ]
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            3.     SEC Use Only
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            4.     Source of Funds (See Instructions)      WC
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            5.     Check if Disclosure of Legal Proceedings Is Required Pursuant
                   to Items 2(d) or 2(e)   [     ]
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            6.     Citizenship or Place of Organization   STATE OF KANSAS
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Number of          7.     Sole Voting Power   636,356
Shares             -------------------------------------------------------------
Beneficially       8.     Shared Voting Power  -0-
Owned by           -------------------------------------------------------------
Each               9.     Sole Dispositive Power    636,356
Reporting          -------------------------------------------------------------
Person With        10.    Shared Dispositive Power  -0-
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           11.     Aggregate Amount Beneficially Owned by Each Reporting Person
                   636,356
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           12.     Check if the Aggregate Amount in Row (11) Excludes Certain
                   Shares (See Instructions) [    ]
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           13.     Percent of Class Represented by Amount in Row (11)  11.1%
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           14.     Type of Reporting Person (See Instructions)   CO
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
                                                                     Page 3 of 6
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CUSIP No. 101706-20-8
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             1.     Names of Reporting Persons    I.R.S. Identification Nos. of
                    above persons (entities only).
                    OSCAR L. SMITH
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             2.     Check the Appropriate Box if a Member of a Group
                    (See Instructions)
                      (a)   [    ]
                      (b)   [    ]
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             3.     SEC Use Only
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             4.     Source of Funds (See Instructions)      OO
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             5.     Check if Disclosure of Legal Proceedings Is Required
                    Pursuant to Items 2(d) or 2(e)   [     ]
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             6.     Citizenship or Place of Organization
                    United States of America
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Number of           7.     Sole Voting Power   -0-
Shares              ------------------------------------------------------------
Beneficially        8.     Shared Voting Power  636,356
Owned by            ------------------------------------------------------------
Each                9.     Sole Dispositive Power  -0-
Reporting           ------------------------------------------------------------
Person With         10.    Shared Dispositive Power  636,356
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            11.     Aggregate Amount Beneficially Owned by Each Reporting Person
                    636,356
--------------------------------------------------------------------------------
            12.     Check if the Aggregate Amount in Row (11) Excludes Certain
                    Shares (See Instructions) [    ]
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            13.     Percent of Class Represented by Amount in Row (11)  11.1%
--------------------------------------------------------------------------------
            14.     Type of Reporting Person (See Instructions)   IN
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
                                                                     Page 4 of 6

     This Amendment No. 1 to Schedule 13D (the "Amendment") is being filed on behalf of Unique Co-Operative Solutions, Inc. ("UCS") and Mr. Oscar L. Smith (the "Control Person," and collectively with UCS, the "Reporting Persons") to amend the Schedule 13D (the "Schedule 13D") which was originally filed on March 16, 2001, relating to the common stock, $.01 par value per share (the "Common Stock"), of Boundless Corporation (the "Issuer"). This Amendment is being filed pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended. Only those items reported in this Amendment are amended. All other items remain unchanged.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The aggregate purchase price of the 400,378 shares of Common Stock (and a warrant to purchase an additional 27,778 shares of Common Stock) purchased by the Reporting Persons not previously reported on the Schedule 13D was $436,284.58 (including commissions). The funds used to make these purchases came from UCS' working capital. In August 2000, UCS entered into a $6,000,000 line of credit with Security Bank of Kansas City which permits borrowings on a revolving basis. Any borrowings under the line of credit are secured by accounts receivable, inventory, general intangibles and miscellaneous stock, including 100,000 shares of Common Stock of the Issuer. No funds were drawn down on this line of credit to purchase Common Stock of the Issuer.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) 636,356 shares of Common Stock (including 27,778 shares issuable upon exercise of a warrant), representing 11.1% of the Common Stock of the Issuer are beneficially owned by the Reporting Persons.

     (b) UCS has sole voting and dispositive power with respect to the Common Stock it owns. Control Person, as sole owner and director of UCS, has shared voting and dispositive power with respect to the Common Stock owned by UCS.

     (c) The following table sets forth transactions in the Common Stock effected by UCS 60 days prior to the filing of this Schedule 13D. All transactions in the Common Stock were conducted in the open market over the facilities of the American Stock Exchange, except that the Reporting Persons (i) purchased 277,778 shares of Common Stock and a warrant to purchase 27,778 additional shares of Common Stock directly from the Issuer on June 4, 2001, and
(ii) sold 25,000 shares of Common Stock to a third party in a private transaction on June 4, 2001.

                                                        Price per Share
     Date of Purchase          No. of Shares          (including commissions)
     ----------------          -------------         ------------------------

         6/04/01                   277,778                $1.08
         6/04/01                    27,778                Issuable upon exercise
                                                          of warrant
         6/17/01                       500                $1.19
         6/19/01                     2,000                $1.19
         6/19/01                     2,500                $1.19
         6/19/01                     2,900                $1.19
         6/19/01                     1,000                $1.19
         6/19/01                     1,100                $1.19
         6/19/01                     3,100                $1.02
         7/20/01                       500                $1.01
         7/20/01                    20,000                $1.01

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                                                                     Page 5 of 6


         7/25/01                     4,600                $1.01
         7/25/01                     9,500                $1.01
         7/27/01                     2,100                $1.01
         7/27/01                     2,900                $1.01
         7/27/01                     5,000                $1.01
         7/27/01                    10,000                $1.01
         7/27/01                       500                $1.01
         7/30/01                       500                $1.01
         7/30/01                     1,000                $1.01
         7/30/01                    10,800                $1.01
         7/31/01                       400                $1.04
         7/31/01                       500                $1.04
         7/31/01                       100                $1.04
         7/31/01                       300                $1.04
         8/01/01                     1,500                $1.04

     Date of Sale               No. of Shares        Price per Share
     ------------               -------------        ---------------

         6/4/01                     25,000                $1.08

     (d) Not applicable

     (e) Not applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT TO SECURITIES OF THE ISSUER

     Pursuant to a subscription agreement between UCS and the Issuer, UCS purchased 277,778 shares of Common Stock and a warrant to purchase an additional 27,778 shares of Common Stock at an exercise price of $1.19 per share. The warrant is exercisable at any time on or before June 4, 2006.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     (2.00) Common Stock Purchase Warrant

                                    SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated August 3, 2001.


                                          UNIQUE CO-OPERATIVE SOLUTIONS, INC.


                                          By:/s/ Oscar L. Smith
                                             -----------------------------------
                                             Oscar L. Smith, President


                                             /s/ Oscar L. Smith
                                             -----------------------------------
                                             Oscar L. Smith

                                  EXHIBIT 2.00

                          COMMON STOCK PURCHASE WARRANT


THIS WARRANT AND THE SHARES OF COMMON STOCK ISSUABLE UPON EXERCISE OF THIS WARRANT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED,
OR APPLICABLE STATE SECURITIES LAWS AND MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT UNDER SAID ACT AND APPLICABLE STATE SECURITIES LAWS RELATING TO SUCH SECURITIES OR AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO BOUNDLESS CORPORATION THAT SUCH REGISTRATION IS NOT REQUIRED.

                          COMMON STOCK PURCHASE WARRANT

                                                                    June 4, 2001

     BOUNDLESS CORPORATION, a corporation organized under the laws of the State of Delaware (the "Company"), hereby certifies that, for value received, Unique Co-operative Solutions, Inc., or registered assigns (the "Holder"), is entitled, subject to the terms set forth below, to purchase from the Company at any time after the date hereof, and before 5:00 p.m., New York City time, on the fifth anniversary of the date hereof (the "Expiration Date"), 27,778 fully paid and nonassessable shares of Warrant Stock (as hereinafter defined), $.01 par value, at a purchase price per share of $1.19 (such purchase price per share as adjusted from time to time as herein provided is referred to herein as the "Purchase Price"). The number and character of such shares of Warrant Stock and the Purchase Price are subject to adjustment as provided herein.

     As used herein the following terms, unless the context otherwise requires, have the following respective meanings:

          (a) The term "Company" shall include Boundless Corporation and any corporation which shall succeed or assume the obligations of such company hereunder.

          (b) The term "Common Stock" includes (i) the Company's Common Stock, $.01 par value per share, as authorized on the date of the Agreement, and
     (ii) any other securities into which or for which any of the securities described in (i) may be converted or exchanged pursuant to a plan of recapitalization, reorganization, merger, sale of assets or otherwise.

          (c) The term "Other Securities" refers to any stock (other than Common Stock) and other securities of the Company or any other person (corporate or otherwise) which the Holder at any time shall be entitled to receive, or shall have received, on the exercise of the Warrant, in lieu of or in addition to Common Stock, or which at any time shall be issuable or shall have been issued in exchange for or in replacement of Common Stock or Other Securities pursuant to Section 3 or otherwise.

          (d) The term "Warrant Stock" means the shares of Common Stock and Other Securities owned or to be owned upon exercise of this Warrant.

    1.   EXERCISE.

         1.1  FULL EXERCISE.

     (a) This Warrant may be exercised in full by the Holder by surrender of this Warrant, with the form of subscription agreement required by the Company, duly completed and executed by the Holder, to the Company at its principal office or at the office of its Warrant agent (as provided in Section 6), accompanied by payment, as permitted below, of the amount obtained by multiplying the number of shares of Warrant Stock for which this Warrant is then exercisable by the Purchase Price then in effect.

     (b) Payment for the Warrant Stock may be made wholly or partly in cash or by allowing the Company to deduct from the number of shares of Warrant Stock, deliverable upon exercise of this Warrant, a number of such shares which has an aggregate Fair Market Value determined as of the date of exercise of this Warrant equal to the aggregate Purchase Price of the Warrant Stock.

     (c) Fair Market Value of a share of Warrant Stock as of the date of exercise of this Warrant (the "Determination Date") shall mean:

     (d) If the Warrant Stock is traded on an exchange or is quoted on the National Association of Securities Dealers, Inc. Automated Quotation ("NASDAQ") National Market System, then the average of the closing or last sale price, respectively, reported for the five business days immediately preceding the Determination Date.

     (e) If the Warrant Stock is not traded on an exchange or on the NASDAQ National Market System but is traded in the over-the-counter market, "pink sheets" or other similar organization (including the Bulletin Board), then the average of the closing bid and asked prices (or, if such prices are not available, then the last sale price) reported for the five (5) days in which trading has occurred immediately preceding the Determination Date.

     (f) If the Warrant Stock is not traded as provided above, then the price determined in good faith by the Board of Directors of the Company whose determination shall be final.

     1.2. PARTIAL EXERCISE. This Warrant may be exercised in part (but not for a fractional share) by surrender of this Warrant in the manner and at the place provided in Section 1.1 except that the amount payable by the Holder on such partial exercise shall be the amount obtained by multiplying (a) the number of shares of Warrant Stock designated by the Holder in the subscription form by (b) the Purchase Price then in effect. The method of payment shall be as permitted by Section 1.1. On any such partial exercise, the Company, at its expense, will forthwith issue and deliver to or upon the order of the Holder a new Warrant of like tenor, in the name of the Holder hereof or as the Holder (upon payment by such Holder of any applicable transfer taxes) may request, subject to compliance with applicable securities laws, for the number of shares of Warrant Stock for which such Warrant may still be exercised.

     1.3. DELIVERY OF STOCK CERTIFICATES, ETC. ON EXERCISE. The Company agrees that the shares of Warrant Stock purchased upon exercise of this Warrant shall be deemed to be issued to the Holder as the record owner of such shares as of the close of business on the date on which this Warrant shall have been surrendered and payment made for such shares as aforesaid. As soon as practicable after the exercise of this Warrant in full, and in any event within 10 business days thereafter, the Company will cause to be issued in the name of and delivered to the Holder, or as the Holder (upon payment by such Holder of any applicable transfer taxes) may direct, subject to compliance with applicable securities laws, a certificate or certificates for the number of duly and validly issued, fully paid and nonassessable shares of Warrant Stock to which the Holder shall be entitled on such exercise, plus, in lieu of any fractional share to which the Holder would otherwise be entitled, cash equal to such fraction multiplied by the then fair market value of one full share, as determined by the Company in its sole discretion, together with any other stock or other securities and property (including cash, where applicable) to which the Holder is entitled upon such exercise.

    2.   ADJUSTMENT FOR REORGANIZATION, CONSOLIDATION, MERGER, ETC.

     2.3. REORGANIZATION, CONSOLIDATION, MERGER, ETC. In case at any time or from time to time, the Company shall (a) effect a reorganization, (b) consolidate with or merge into any other person, or (c) transfer all or substantially all of its properties or assets to any other person under any plan or arrangement contemplating the dissolution of the Company, then, in each such case, as a condition to the consummation of such a transaction, proper and adequate provision shall be made by the Company whereby the Holder, on the exercise hereof as provided in Section 1 at any time after the consummation of such reorganization, consolidation or merger or the effective date of such dissolution, as the case may be, shall receive, in lieu of the Warrant Stock issuable on such exercise prior to such consummation or such effective date, the stock and other securities and property (including cash) to which the Holder would have been entitled upon such consummation or in connection with such dissolution, as the case may be, if the Holder had so exercised this Warrant, immediately prior thereto, all subject to further adjustment thereafter as provided in Section 3.

     2.4. DISSOLUTION. In the event of any dissolution of the Company following the transfer of all or substantially all of its properties or assets in a transaction contemplated by Section 2.1(c), the Company, simultaneously with such dissolution, shall distribute or cause to be distributed to the Holder the stock and other securities and property (including cash, where applicable) which would be received by the Holder if the Holder had exercised this Warrant in full immediately prior to such dissolution, less an amount of stock, other securities, property and cash with a value equal to the Purchase Price.

     2.5. CONTINUATION OF TERMS. Upon any reorganization, consolidation, merger or transfer referred to in this Section 2, this Warrant shall continue in full force and effect and the terms hereof shall be applicable to the shares of stock and other securities and property receivable on the exercise of this Warrant after the consummation of such reorganization, consolidation or merger, as the case may be, and shall be binding upon the issuer of any such stock or other securities, including, in the case of any such transfer, the person acquiring all or substantially all of the properties or assets of the Company, whether or not such person shall have expressly assumed the terms of this Warrant.

     3. EXTRAORDINARY EVENTS REGARDING WARRANT STOCK. In the event that the Company shall (a) issue additional shares of the Warrant Stock as a dividend or other distribution on outstanding Warrant Stock, (b) subdivide its outstanding shares of Warrant Stock, or (c) combine its outstanding shares of the Warrant Stock into a smaller number of shares of the Warrant Stock, then, in each such event, the Purchase Price shall, simultaneously with the happening of such event, be adjusted by multiplying the then Purchase Price by a fraction, the numerator of which shall be the number of shares of Warrant Stock outstanding immediately prior to such event and the denominator of which shall be the number of shares of Warrant Stock outstanding immediately after such event, and the product so obtained shall thereafter be the Purchase Price then in effect. The Purchaser Price, as so adjusted, shall be readjusted in the same manner upon the happening of any successive event or events described herein in this Section 3. The number of shares of Warrant Stock that the Holder shall thereafter, on the exercise hereof as provided in Section 1, be entitled to receive shall be increased to a number determined by multiplying the number of shares of Warrant Stock that would otherwise (but for the provisions of this Section 3) be issuable on such exercise by a fraction of which (a) the numerator is the Purchase Price that would otherwise (but for the provisions of this Section 3) be in effect, and (b) the denominator is the Purchase Price in effect on the date of such exercise.

     4. RESERVATION OF STOCK ETC. Issuable on Exercise of Warrant. The Company will at all times use commercially reasonable efforts to reserve and keep available, solely for issuance and delivery on the exercise of this Warrant, all shares of Warrant Stock from time to time issuable on the exercise of this Warrant.

     5. REPLACEMENT OF WARRANT. On receipt of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this Warrant and, in the case of any such loss, theft or destruction of this Warrant, on delivery of an indemnity agreement or security reasonably satisfactory in form and amount to the Company or, in the case of any such mutilation, on surrender and cancellation of this Warrant, the Company will execute and deliver, in lieu thereof, a new Warrant of like tenor.

     6. WARRANT AGENT. The Company may, by written notice to each Holder, appoint an agent having an office in New York, NY for the purpose of issuing Warrant Stock (or Other Securities) on the exercise of this Warrant or for exchanging or replacing this Warrant, or any of the foregoing, and thereafter, any such issuance, exchange or replacement, as the case may be, shall be made at such office by such agent.

     7. TRANSFER ON THE COMPANY'S BOOKS. Until this Warrant is transferred on the books of the Company, the Company may treat the registered Holder hereof as the absolute owner hereof for all purposes, notwithstanding any notice to the contrary.

     8. NOTICES, ETC. All notices and other communications from the Company to the Holder or the Holder to the Company shall be delivered by hand (which shall include overnight delivery by Federal Express or similar service) or mailed by first class registered mail, postage prepaid, to the Company at its principal office and to the Holder at such address as may have been furnished to the Company in writing by the Holder or, until the Holder furnishes to the Company an address, then to, and at the address of, the last Holder of this Warrant who has so furnished an address to the Company. Notices shall be deemed given upon receipt, when delivered by hand, and 48 hours after mailing, when mailed:

     9. MISCELLANEOUS. This Warrant and any term hereof may be changed, waived, discharged or terminated only by an instrument in writing signed by the party against which enforcement of such change, waiver, discharge or termination is sought. This Warrant shall be construed and enforced in accordance with and governed by the laws of New York. The headings in this Warrant are for purposes of reference only, and shall not limit or otherwise affect any of the terms hereof. The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision.

     IN WITNESS WHEREOF, the Company has executed this Warrant as of the date first written above.

                                            BOUNDLESS CORPORATION

                                            By: /s/ Joseph Gardner
                                                --------------------------------
                                            Title:  CFO
Attest:

By: /s/ Judy Kroskisty
    ------------------------------------
Title:   Executive Assistant